

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2011

VIA MAIL
Mr. Xiaobu Liu
Chief Executive Officer, President and
Chairman of the Board of Directors
Far East Wind Power Corp.
Wangzuo Center, West Tower, Suite 1608
Guanghua Road, Chaoyang District
Beijing, China 100020

      Re: **Far East Wind Power Corp.**
                Form 10-K for Fiscal Year Ended June 30, 2010
                Filed October 18, 2010
                Form 10-Q for Fiscal Quarter Ended September 30, 2010
                Filed November 23, 2010
                Response Letter Dated May 9, 2011
                File No. 333-153472

Dear Mr. Liu:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Ethan Horowitz

                Ethan Horowitz
                Branch Chief

cc: Stephen Cohen, Esq., Sichenzia Ross Friedman Ference LLP
        Via Facsimile – (212) 930-9725